UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________
Commission file number 0-24699
Bright Horizons Family Solutions, Inc. 401(k) Plan
(Full title of plan)
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustees of
Bright Horizons Family Solutions, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Bright Horizons Family Solutions, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
The Plan adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 1 to the financial statements.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
GRAY, GRAY & GRAY, LLP
Westwood, MA
June 27, 2007

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Investments in mutual funds	$60,159,870	$47,757,337
Investment contract	16,087,667	13,609,613
Bright Horizons Company Stock Fund	2,127,252	1,785,658
Participant loans	1,699,652	1,387,461

TOTAL INVESTMENTS	80,074,441	64,540,069

TOTAL ASSETS	80,074,441	64,540,069

LIABILITIES
Excess contributions refundable	159,185	123,951

TOTAL LIABILITIES	159,185	123,951

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	79,915,256	64,416,118
Adjustment from fair value to contract value for fully benefit-responsive investment contract	375,020	876,712

NET ASSETS AVAILABLE FOR BENEFITS	$80,290,276	$65,292,830

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$635,472
Net appreciation in fair value of investments	7,519,628

8,155,100

Contributions:
Participant deferrals	9,738,648
Participant rollovers	550,323
Employer	1,949,197

12,238,168

Total additions	20,393,268

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,185,912
Corrective distributions	8,894
Deemed distributions of participant’s loans	8,697
Administrative expenses	192,319

Total deductions	5,395,822

NET INCREASE	14,997,446

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	65,292,830

End of year	$80,290,276

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Bright Horizons Family Solutions, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
1.	General — The Plan is a defined contribution plan that is available to all employees of the Company except all employees covered by a collective bargaining agreement at the Flint, Michigan, Livonia, Michigan and Family Center locations and all employees residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
2.	Eligibility — All employees are eligible to participate in the Plan on the first day of the month after having completed six months and 500 hours of continuous service, provided they are then at least 20 1/2 years of age.
3.	Contributions — Participants are permitted to contribute up to 50% of pretax compensation as defined in the Plan up to a maximum not to exceed amounts allowable under current income tax regulations. Catch-up contributions are permitted for participants reaching age 50 during the Plan year.

Contributions are made by the Company bi-weekly after participants have completed one year of service, equal to 25% of the first 8% of the participant’s compensation contributed by the participant for each of the bi-weekly pay periods. The Company may also make an additional discretionary contribution, as determined annually by the Company. For the Plan years ended December 31, 2006 and 2005, the Company did not make any additional discretionary contributions.
4.	Vesting — Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested 20% after the second year of employment and 20% for each year thereafter, such that a participant is 100% vested after six years of continued employment.
5.	Participant Accounts — Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
6.	Forfeitures — The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions’ account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2006 and 2005 forfeited non-vested accounts totaled $442,930 and $208,730, respectively. Forfeitures in the amount of $19,089 and $112,016 were used to reduce Company matching contributions during 2006 and 2005, respectively.
7.	Payment of Benefits — On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum, installments, or joint and survivor annuity.
8.	Participant Loans — Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 5% to 10.50%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period in excess of five years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.
9.	Investment Options — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, the Bright Horizons Company Stock Fund and a group annuity contract as investment options for participants.
10.	Significant Plan Amendments — Effective March 28, 2005, mandatory distributions made without the participant’s consent that are greater than $1,000 must be directly rolled over into an individual retirement account.

Effective July 1, 2005, the American Century Ultra Fund, the Fidelity Equity Income II Fund, the Oppenheimer Premier International Equity Fund, the Oppenheimer Growth Fund and the Oppenheimer Quest Opportunity Fund were no longer offered as an investment choice for participants. The Babson Premier Diversified Bond, the Babson Premier Enhanced Index Value, the Babson Premier Enhanced Index Growth and Select Overseas Fund were added as an investment choice for participants.

Effective November 1, 2005, the Plan was changed to allow eligible employees to participate in the plan after six months and 500 hours of service.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
Effective November 1, 2005, eligible employees who have satisfied the eligibility requirements can become a participant in the Plan on the first day of the month after such requirements are satisfied.
Effective November 1, 2005, plan participants can make changes to their salary deferral amount at any time.
Effective January 1, 2006, the Clover/T. Rowe Price/Earnest Select Small Company Value Fund was added as an investment choice for participants and the Oppenheimer Premier Small Company Opportunities Fund was removed as an investment choice for participants.
Effective January 1, 2006, the Plan amended the definition of compensation to exclude severance pay, value of qualified and non-qualified stock option granted, and compensation arising from the vesting of common stock awards.
Effective January 1, 2006, the Plan was amended to change the eligibility requirements for eligible employees to exclude all employees covered under a collective bargaining agreement at the following locations: Family Centers; Flint, MI; Livonia, MI; and all employees residing in Puerto Rico.
Effective January 1, 2006, due to changes in the Treasury Regulations that govern 401(k) plan administration rules, the Internal Revenue Service (“IRS”) requires that 401(k) plan documents be amended to incorporate the new rules. The great majority of changes in these Regulations effect nondiscrimination testing procedures. One change is the expansion of hardship distribution events including but not limited to funeral expenses for family members or dependents.
11.	New Accounting Pronouncements — As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Bright Horizons Family Solutions, Inc.’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximates fair value.
The fully benefit responsive investment contract is presented at fair value on the statements of net assets available for benefits. The fair value of this investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized deals, discount rate and the duration of the underlying portfolio securities. The statements of net assets available for benefits also presents an adjustment to state the fully benefit responsive investment contract at contract value. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate of the investment contract at December 31, 2006 and 2005 was 3.6% and 3.3%, respectively. The interest rates on the guaranteed investment contract are reset on a semi-annual basis. The average yield for 2006 and 2005 was 3.5% and 3.4%, respectively. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Administrative Expenses — Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Other expenses (such as legal, audit and consulting fees) incurred in the administration of the Plan are paid for by the Company.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
Plan Termination — Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 3 — INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2006 and 2005:

	December 31, 2006
	Shares	Fair Value
Davis Select Large Cap Value Fund	26,381	$5,233,234
Select Overseas Fund	40,015	$6,554,656
Mass Mutual Group Annuity Contract — Fixed Fund	—	$16,087,667
Northern Trust Select Indexed Equity Fund	15,122	$5,726,513
Oppenheimer Quest Balanced Value Fund	26,886	$4,054,042
Clearbridge/Western Strategic Balanced Fund	34,830	$4,146,021
T. Rowe Price New Horizons Fund	20,148	$7,321,879
Babson Premier Enhanced Index Growth Fund	101,978	$9,755,890
Clover/T. Rowe Price/Earnest Select Small Company Value Fund	22,744	$4,094,440
Babson Premier Enhanced Index Value Fund	74,961	$12,567,328

	December 31, 2005
	Shares	Fair Value
Babson Premier Enhanced Index Value Fund	70,278	$9,694,808
Davis Select Large Cap Value Fund	23,474	$4,059,494
Select Overseas Fund	32,493	$4,161,273
Mass Mutual Group Annuity Contract — Fixed Fund	—	$13,609,613
Northern Trust Select Indexed Equity Fund	13,963	$4,583,942
Oppenheimer Quest Balanced Value Fund	25,472	$3,462,313
Salomon/Western Strategic Balanced Fund	31,990	$3,408,175
T. Rowe Price New Horizons Fund	19,580	$6,642,458
Babson Premier Enhanced Index Growth Fund	95,705	$8,370,260

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 3 — INVESTMENTS (CONTINUED)
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,519,628 as follows:

Mutual funds	$7,449,240
Bright Horizons Company Stock Fund	70,388

$7,519,628

NOTE 4 — EXCESS CONTRIBUTIONS REFUNDABLE
At December 31, 2006 and 2005, liabilities of $159,185 and $123,951, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.
NOTE 5 — TAX STATUS
Effective January 1, 1997, the Plan adopted a non-standardized form of prototype 401(k) profit sharing plan. The Plan obtained its latest determination letter on February 25, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. The total fees paid by the Plan to Massachusetts Mutual Life Insurance Company during 2006 amounted to $192,319. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005
Net assets available for benefits per the financial statements	$80,290,276	$65,292,830
Plus — Accrued excess contributions refundable	159,185	123,951

Net assets available for benefits per the Form 5500	$80,449,461	$65,416,781

The following is a reconciliation of the net change in assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase in assets available for benefits per the financial statements	$14,997,446
Less — Accrued excess contributions refundable in 2005	(123,951)
Plus — Accrued excess contributions refundable in 2006	159,185

Net increase in assets available for benefits per the Form 5500	$15,032,680

SUPPLEMENTAL SCHEDULES

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR
DECEMBER 31, 2006
PLAN NUMBER: 001 E.I.N. 04-2949680
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower
	lessor or similar party	Description of Investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	Calvert Social Equity Fund (SIA-WN)	**	$457,328
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Small Company Opportunities Fund (SIA-NM)	**	$24
*	Massachusetts Mutual Life Insurance Company	Davis Select Large Cap Value Fund (SIA-J)	**	$5,233,234
*	Massachusetts Mutual Life Insurance Company	Mass Mutual Group Annuity Contract — Fixed Fund	**	$16,462,687
*	Massachusetts Mutual Life Insurance Company	Northern Trust Select Indexed Equity Fund (SIA-X)	**	$5,726,513
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Quest Balanced Value Fund (SIA-NB)	**	$4,054,042
*	Massachusetts Mutual Life Insurance Company	Clearbridge/Western Strategic Balanced Fund (SIA-LB)	**	$4,146,021
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund (SIA-W4)	**	$7,321,879
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Value Fund (SIA-NT)	**	$12,567,328
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Growth Fund (SIA-NU)	**	$9,755,890
*	Massachusetts Mutual Life Insurance Company	Babson Premier Diversified Bond (SIA-P)	**	$248,515
*	Massachusetts Mutual Life Insurance Company	Select Overseas Fund (SIA-SH)	**	$6,554,656
*	Massachusetts Mutual Life Insurance Company	Clover/T. Rowe Price/Earnest Select Small Company Value Fund (SIA-SY)	**	$4,094,440
*	Investors Bank and Trust	Bright Horizons Company Stock Fund	**	$2,127,252
*	Participant Loans	Rates from 5% to 10.50%, maturities ranging from 2007 to 2035	$-	$1,699,652
*	Represents party-in-interest to the plan.

**	Cost information not required for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Family Solutions, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
June 27, 2007
	By:	Investors Bank & Trust Company, Trustee

By:	/s/ Sally Stubbs
Title: Director and Fiduciary Officer

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS

23.1	Consent of Gray, Gray & Gray, LLP